Mail Stop 3561

June 28, 2006

Via Fax & U.S. Mail

Mr. Gary A. Rose
Chief Financial Officer
3210 Eagle Run Drive, N.E. Suite 100
Grand Rapids, Michigan 49525

  Re: **Meritage Hospitality Group, Inc.**
    Form 10-K for the year ended November 27, 2005
 ` **Filed February 24, 2006**
    File No. 001-12319

Dear Mr. Rose:

  We have reviewed your response letter dated June 16, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended November 27, 2005

Statements of Cash Flows, page F-9

1. We note from your response to our prior comment 3 that under the Director Compensation Plan, the fair market value of the awards is computed by averaging the closing price of the stock for the five trading days prior to the end of each

quarter. Please explain to us, with a view toward expanded disclosure in future filings, when the awards are granted each quarter and how you have complied with paragraph 10 of APB 25 in measuring the compensation expense as of the appropriate measurement date. Include the nature and terms of the stock awards in your response.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Claire Erlanger at (202) 551-3301 or Kathy Mathis at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief